

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2021

Derek P. D'Antilio
Chief Financial Officer
IDEX Biometrics ASA
Dronning Eufemias gate 16
NO-0191 Oslo
Norway

   Re: **IDEX Biometrics ASA**
     Registration Statement on Form F-1
     Exhibit Nos. 10.3, 10.4 and 10.5
     Filed November 19, 2020
     File No. 333-250186

Dear Mr. D'Antilio:

  We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

           Sincerely,

           Division of Corporation Finance